January 26, 2006

via U.S. mail and facsimile to (602) 437-1681

Mr. Clint Tryon
Principal Accounting Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040

	RE:	Meadow Valley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the period ended September 30, 2005

		File No. 0-25428

Dear Mr. Tryon:

      We have reviewed your response letter dated December 28,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

12. Income Taxes, page 37

1.  	We have reviewed your response to prior comment 2 in our
letter
dated November 14, 2005. You acknowledge that the single source of future reversals of existing taxable temporary differences, as noted in paragraph 21a of SFAS 109, would be sufficient to reverse the entire deferred tax asset. From this statement, we assume that the reversal of the taxable temporary differences that give rise to your deferred tax liabilities will generate taxable income of the appropriate character and within the appropriate period to allow for the realization of your deferred tax assets.

In determining the amount of your deferred tax valuation allowance,
SFAS 109 requires consideration of your history of losses only to the extent that the reversal of your taxable temporary differences that give rise to your deferred tax liabilities will not generate taxable income of the appropriate character and within the appropriate period to allow for the realization of your deferred tax assets. Paragraph
25 of SFAS 109 states that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. In this regard, it appears that reversals of existing taxable temporary differences is more objectively verifiable than forming the conclusion that a valuation allowance is needed due to a history of operating losses (paragraph 23a), because the ability to project future taxable income, based on those losses, alone is inherently subjective. Thus, we believe the single source of taxable income as you have cited in paragraph 21a of SFAS 109 would prevail over other evidence considered.

Accordingly, given construction services` deferred tax liability of
$1.5 million in 2003 and 2004 and your statement cited above, it appears that your deferred tax valuation allowance is overstated in all periods presented. As such, please restate each period presented in your Form 10-K for the year ended December 31, 2004, as well as your subsequent Form 10-Q`s for each quarter in 2005 to correct this overstatement.

2. 	We have reviewed your response to prior comment 3 in our
letter
dated November 14, 2005. You have discovered that your 2004 federal and state income tax returns were prepared in error and that your net operating loss carryforward (NOL) was overstated by approximately $1,450,000. That is, at December 31, 2004, you had available federal and state operating loss carryforwards of approximately $4,686,550 and $3,550,000, respectively. We have the following questions:
* Tell us how you have determined that errors on your tax return do not affect your current tax expense.
* Tell us the nature of the line items "True-up prior year filed tax returns" and "True up deferred tax asset/liabilities." It appears that the movements in your valuation allowance have been offset by these amounts. If these amounts are corrections of errors, please restate your Form 10-K for the year ended December 31, 2004 and your
2005 Forms 10-Q to correct your income tax expense and net income.


Form 10-Q for the period ended September 30, 2005

8. Income Taxes, page 16

3.  We note your decreased valuation allowance to $178,807 at
September 30, 2005.   It appears that most, if not all, of the
reversal of $880,225 from the allowance at December 30, 2004, occurred during the third quarter of 2005. Please explain to us the reason for the decrease, as well as the reasons for the remaining amount of valuation allowance, in light of the amount of your
deferred tax liabilities.    Please be sure to address the
reversal
in light of the comments above that the valuation allowance appears to be overstated to begin with, as well as your results of operations during 2005 that would support that the timing of the reversal was appropriate. Specifically,
* If your reversal of your valuation allowance is based on the conclusion of losses from the Gooseberry project, please demonstrate to us that the conditions giving rise to the Gooseberry losses were an aberration rather than a continuing condition.
* Please explain your basis for recognizing the reversal of your valuation allowance as a discrete event in the third quarter of 2005, as opposed to adjusting your effective tax rate for the remainder of
2005. In this regard, please clarify whether you expect to generate sufficient income to realize your net operating loss carryforwards in
2005 or in future years.  See paragraph 194 of SFAS 109.

Item 2.  Management`s Discussion and Analysis, page 18

4. 	Please tell us and, in future filings, please disclose
whether
the Gooseberry project has concluded. If so, please tell us and, in future filings, please disclose when the project was completed and whether you recognized any additional losses or income related to the project in 2005. If not, please tell us and, in future filings, please disclose the amount of any losses or income you expect to recognize in future periods that are reasonably likely to have a material effect on your future results of operations.

5.  	In your critical accounting policies, please disclose in
greater
detail the facts and circumstances that led you to change your estimate regarding the realizability of your deferred tax assets in the third quarter of 2005. Please also disclose the amount of taxable income you would need to generate to realize your net operating loss carryforwards at your balance sheet date, and the period over which you expect to generate this income.

Item 4. Controls and Procedures, page 25

6.  We note your disclosures regarding your disclosure controls
and
procedures, which were previously the subject of prior comments 9
and
2 in our letters dated July 27, 2005 and August 25, 2005, respectively. Revise your future filings to clarify, if true, that
your officers concluded that your disclosure controls and
procedures
are also effective to ensure that information required to be disclosed in the reports that you file or submit under the
Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). However, do not delete or add any other disclosure
that is currently shown in this September 30, 2005 Form 10-Q.
7.  	If you conclude that your prior filings should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please tell us when you will file your restated Form 10-K and Forms
10-Q. We remind you that when you file your restated Form 10-K you should appropriately address the following:
* An explanatory paragraph in the reissued audit opinion,
* Full compliance with APB 20 paragraph 37,
* Fully update all affected portions of the document, including
MD&A,
* Updated Item 9A. (Item 4 in Form 10-Q) disclosures should include the following:
o A discussion of the restatement and the facts and circumstances surrounding it,
o Consideration of the effect, if any, of the restatement on the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o Changes to internal controls over financial reporting, and
o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
			Refer to Items 307 and 308(c) of Regulation S-K.
Updated certifications.*

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief

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Clint Tryon
Meadow Valley Corporation
January 26, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE